

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

<u>Via Email</u>
Barry Welch
President and Chief Executive Officer
Atlantic Power Corporation
200 Clarendon Street, Floor 25
Boston, MA 02116

> **Re:** **Atlantic Power Corporation**
> **Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-176257**

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference of Certain Documents, page 86

1. Please revise your incorporation by reference to include your Form 8-K filed June 20, 2011 and your Form 10-Q for the quarter ended June 30, 2011.

Consolidated Financial Statements of CPILP, page F-1

2. Please update for the quarter ended June 30, 2011.

Item 17. Undertakings, page II-2

3. Please include the undertaking required by Item 512(a)(5)(ii).

Signatures, page II-4

4. We note that there is no indication that your principal accounting officer or controller has signed your filing as required by Form S-1. Please revise. See Instruction 1 to Signatures on Form S-1.

Exhibit 5.1 Opinion of Goodmans

5. Please file the legal opinion in a timely manner so that we may have sufficient time to review it before you request that your registration statement become effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Barry Welch
Atlantic Power Corporation
September 7, 2011
Page 3

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Legal Branch Chief

cc: Yoel Kranz
        Goodwin Proctor LLP
        Via Email